

September 1, 2010

Andrew Chien
SEC Filing Agency
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re:** **USChina Taiwan Inc.**
> **Amendment No. 12 to Registration Statement on Form S-1**
> **Filed August 16, 2010**
> **File No. 333-165526**

Dear Mr. Chien:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, p. 7 (Summary of Selected Financial Data)

Results of Operations for Period Ending June 30, 2010, p. 35

Consolidated Balance Sheet as of June 30 and March 31, 2010, pp. 53-58

1. Please explain the nature of your current assets. In particular, you state that your assets consist of "cash $7200" as of the period ended June 30, 2010. (This amount had been $1225 as of the period ended March 31, 2010.) Please explain whether this "cash" is held in a bank deposit or otherwise invested. If this amount

is invested in "cash equivalents," please explain whether the investments are consistent with Rule 3a-1 under the Investment Company Act of 1940.[1]

3. Our sole officer (director) has little experience in running a public company of accounting and disclosures …, page 8

2.   As you disclose on page 27, please also disclose here that Mr. Hong is neither a U.S. Certified Public Accountant nor a securities attorney and thus there is no guarantee that he will be able to adequately prepare your financial statements in accordance with U.S. GAAP or satisfy SEC reporting and disclosure requirements.

5. Our only Officer, Mr. Hong, has limited financial capability…, page 9

3.   Please amend your disclosure to add a cross reference to Risk Factor 3 and the disclosure on page 27 under the heading "Company's Organization and Principles."

Selling Shareholders, page 17

4.   We note your response to comment one in our letter dated August 13, 2010 and reissue that comment in part. Your revised disclosure on page 17, which is the first sentence of the third paragraph on page 17, is still unclear. Please explain what you mean by the statement that "the shares should be registered for the effectiveness of the spin-off." On page 13, you state that you finished the spin-off on March 15, 2010, and that there was no effective registration statement for the spin-off at that time. Please revise your disclosure to explain the concept you discuss on page 17.

Company's Organization and Principles, page 27

5.   We note your revised disclosure that Mr. Hong studied for an MBA degree at Sul Ross University. On page 22, you state that he pursued an MBA but then changed and finished a master's course in computer science. Please revise your disclosure to clearly state whether Mr. Hong received an MBA degree. If Mr. Hong did not receive an MBA, your disclosure should clearly state this fact.

6.   We note your disclosure regarding Mr. Hong's experience at City Network, Inc. and have the following comments regarding this experience:

   •   On page 21, you state that Mr. Hong was the vice president of international sales of City Network, Inc. in Taipei, Taiwan from March 2000 to May 2001. On page 27, you state that Mr. Hong reviewed the financial statements and

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[1]   *See, e.g.,* Willkie Farr & Gallagher (pub. avail. Oct. 23, 2000).

SEC filings of the public company City Network, Inc. when he was employed as a vice president there. Please tell us when City Network, Inc. became a public company. It appears that City Network, Inc. did not become a public company until the share exchange with Investment Agents, Inc. in December 2002. See the Forms 8-K for Investment Agents, Inc. filed on December 4, 2002, December 10, 2002, January 15, 2003 and March 5, 2003 under file number 333-61286.

- On page 22, you refer to when City Network, Inc. became quoted on OTCBB and then listed on the AMEX, which was in January 2004. You also state that Mr. Hong was in charge of dealing with attorneys and accounting firms regarding investor relations and public affairs there. On page 21, however, you state that Mr. Hong was only employed at City Network from March 2000 to May 2001, at a time when City Network may not have been a public company. Please explain.

- According to the Form 10-KSB of City Network, Inc. (file number 333-61286) for the transition period from March 1, 2004 to December 31, 2004, Mr. Hong is not listed as an officer of City Network, Inc. Please explain how he reviewed the financial statements and SEC filings of City Network, Inc. in 2004 when he was not an officer of that company and what that review entailed. Please also ensure that your disclosure here regarding Mr. Hong's experience with respect to the financial statements and SEC filings of City Network, Inc. conforms to that on pages 21 and 22.

7. If Mr. Hong's experience in accounting and U.S. GAAP is limited to the completion of one accounting course and the management of his private business, please revise your disclosure to make this clear and remove any statements that suggest otherwise.

8. Please disclose how you intend to satisfy SEC reporting and disclosure requirements, including the preparation of your financial statements in accordance with U.S. GAAP, before you have the funds necessary to hire a securities lawyer as your regular counsel and a CFO who is a U.S. Certified Public Accountant.

9. Please state that Mr. Chien is not a lawyer.

Target Market, page 30

10. We refer to the last paragraph on page 30. It is unclear to us how you will overcome your weakness of no independent directors by enhancing your manager's work ethic. Please revise your disclosure to remove this discussion or explain what you mean.

Target Market, p. 31

11.   The current disclosure regarding the Investment Company Act of 1940 does not appear to include sufficient discussion of the consequences should you be deemed to be an investment company under the Investment Company Act. The current disclosure also does not appear to contain sufficient discussion regarding Rule 3a-1 under the Investment Company Act. Accordingly, in the second through sixth lines of the fourth full paragraph of this section, please replace the last two sentences of the paragraph with disclosure along the following lines, if accurate:

> If we are required to register under the Investment Company Act of 1940 (the "Investment Company Act"), our ability to conduct our business could be materially adversely affected and we will not be able to execute our business strategy. The Investment Company Act contains substantive legal requirements that regulate the manner in which investment companies are permitted to conduct their business activities. If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would materially adversely affect our business, financial condition and results of operations. In addition, our contracts would be voidable and a court could appoint a receiver to take control of and liquidate our business.
>
> In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exemption, we must ensure that we are engaged primarily in a business other than investing, reinvesting, owning, holding or trading in securities (as defined in the Investment Company Act) and that we do not own or acquire "investment securities" having a value exceeding 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. The SEC has adopted Rule 3a-1 that provides an exemption from registration as an investment company if a company meets both an asset and an income test and is not otherwise primarily engaged in an investment company business by, among other things, holding itself out to the public as such or by taking controlling interests in companies with a view to realizing profits through subsequent sales of these interests. A company satisfies the asset test of Rule 3a-1 if it has no more than 45% of the value of its total assets (adjusted to exclude U.S. Government securities and cash) in the form of securities other than interests in majority-owned subsidiaries and companies which it primarily and actively controls. A company satisfies the income test of Rule 3a-1 if it has derived no more than 45% of its net income for its last four fiscal quarters combined from securities other than interests in majority-owned subsidiaries and primarily controlled companies.

Financial Statements for the Quarter Ended on June 30, 2010, page 52

General

12. Your financial statements and related footnotes as of and for the quarter ended June 30, 2010 indicate that your inception was December 19, 2009. However throughout your prospectus, the inception date is noted as December 18, 2009. Please revise to ensure that there is consistency throughout the document.

Consolidated Balance Sheet as of June 30 and March 31, 2010, page 53

13. Please amend to provide a balance sheet as of June 30, 2010 where total assets are equal to total liabilities and stockholders' equity.

Consolidated Statement of Cash Flows

Three Months Ended June 30, 2010, and From December 19, 2009 (Inception) Through June 30, 2010, page 56

14. Net income from inception through June 30, 2010 as presented does not agree to such amount per your consolidated statement of operations. Please advise or revise.

15. The financial statement line item 'Cash, end of period' from inception through June 30, 2010 as presented does not agree to the Cash balance per your consolidated balance sheet. Please advise or revise.

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Accounting, page 57

16. Please tell us why you believe it is appropriate to prepare your interim financial statements in accordance "with the rules and regulations of SEC to Form 10-K." Refer to Rule 8-03 of Regulation S-X.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel